Filed Pursuant to Rule 433

Registration No. 333-166291

January 11, 2012

Advance Auto Parts, Inc.

Term Sheet

January 11, 2012

4.500% Notes due 2022

Issuer:	Advance Auto Parts, Inc.

Guarantors:	Certain domestic subsidiaries

Principal Amount:	$300 million

Maturity Date:	January 15, 2022

Coupon (Interest Rate):	4.500%

Yield to Maturity:	4.504%

Spread to Benchmark Treasury:	T+260 bps

Benchmark Treasury:	2.000% due November 15, 2021

Benchmark Treasury Price and Yield:	100-27+ / 1.904%

Public Offering Price:	99.968%

Interest Payment Dates:	January 15 and July 15, commencing on July 15, 2012

Redemption Provision:

The notes may be redeemed in whole at any time or in part from time to time prior to October 15, 2021 (three months prior to the maturity date of the notes), at the Issuer’s option, at the greater of 100% of the principal amount of the note being redeemed or at a make-whole redemption price determined by using a discount rate of the applicable Treasury Rate plus 40 basis points, plus, in each case, accrued and unpaid interest, if any, to the redemption date.

The notes may be redeemed in whole at any time or in part from time to time on or after October 15, 2021 (three months prior to the maturity date of the notes), at the Issuer’s option, at 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest, if any, to the redemption date.

Trade Date:	January 11, 2012

Settlement Date:	January 17, 2012 (T+3)

Ratings[l]:	Moodys: Baa3 S&P: BBB-

CUSIP:	00751YAB2

ISIN:	US00751YAB20

Joint Book-Running Managers:	J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated SunTrust Robinson Humphrey, Inc. Wells Fargo Securities, LLC

Co-Managers:	BB&T Capital Markets, a division of Scott & Stringfellow, LLC U.S. Bancorp Investments, Inc. HSBC Securities (USA) Inc.

1)	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at 212-834-4533; Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322 or emailing at dg.prospectus_requests@baml.com; SunTrust Robinson Humphrey, Inc. toll-free at 1-800-685-4786; or Wells Fargo Securities, LLC toll-free at 1-800-326-5897 or emailing at cmclientsupport@wellsfargo.com.